FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

        Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of May 2007

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On May 1, 2007 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Nurit Benjamini

Title: Chief Financial Officer

Date: May 1, 2007

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Exhibit 1

Compugen Reports First Quarter 2007 Financial Results

TEL AVIV, ISRAEL, May 1, 2007 - Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the first quarter ended March 31, 2007.

"The achievements of the past few months have clearly begun to demonstrate our unique and broadly applicable discovery capabilities and the value now existing from our long-term science-based and infrastructure-building efforts," said Alex Kotzer, President and Chief Executive Officer of Compugen. "Since the beginning of the year, we have announced a co-development agreement with Medarex for antibody therapeutics, collaborations with Teva covering toxicity biomarkers and with Mayo Clinic covering biomarkers for high risk cardiovascular disease, the discovery of approximately 200,000 medium- and large-scale genetic variations and eight novel ligands for GPCRs, and the expansion of our immunoassay diagnostic agreement with Biosite," Mr. Kotzer continued. "This unparalleled level of productivity and diversity in drug and diagnostic discovery is possible only because of our discovery engine approach based on the capabilities and understandings that have been developed over the past decade at Compugen," Mr. Kotzer concluded.

As previously projected, there were no revenues for the first quarter of 2007 (compared to $200,000 for the first quarter of 2006). The net loss for the quarter was $3.1 million (including a non-cash expense of $821,000 related to stock based compensation), or $0.11 per share, compared with a net loss of $3.1 million (including a non-cash expenses of $547,000 related to stock based compensation), or $0.11 per share, for the corresponding quarter of 2006.

Research and development expenses of $2.5 million for the first quarter of 2007, compared to $2.7 million for the first quarter of 2006, remain the Company`s largest expense. These amounts are before the deduction of governmental and other grants, which totaled $297,000 for the first quarter ended March 31, 2007, compared with $417,000 for the corresponding quarter in 2006.

As of March 31, 2007, Compugen had $23.5 million in cash, cash equivalents, deposits and marketable securities, a decrease of $2.9 million from December 31, 2006.

Conference Call and Web Cast Information

Compugen will hold a conference call to discuss its first quarter results on May 1, 2007 at 10:00 a.m. EST.  To access the conference call, please dial 1-888-281-1167 from the US or +972-3-918-0610 internationally. The call will also be available via live webcast through Compugen`s website, located at www.cgen.com.

A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-782-4291 from the US or +972-3-925-5901. The replay will be available until 12 noon EST on May 3, 2007.

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About Compugen

Compugen`s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industry. The Company`s powerful discovery engines enable the predictive discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company`s decade-long pioneering efforts in the deeper understanding of important biological phenomena at the molecular level through the incorporation of ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine. To date, Compugen`s diagnostic and therapeutic product discovery efforts and its initial discovery engines have focused mainly within the areas of cancer, immune-related and cardiovascular diseases. The Company's primary commercialization pathway for its therapeutic and diagnostic product candidates is to enter into milestone and revenue sharing out-licensing and joint development agreements with leading companies. Compugen has established an agricultural biotechnology affiliate - Evogene, and a small-molecule drug discovery affiliate - Keddem Bioscience. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

(Tables to follow)

Company contact:

Nurit Benjamini

Chief Financial Officer

Compugen Ltd.

Email: nurit@cgen.com

Tel: +972-3-7658-525

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COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended March 31,
	2007 Unaudited	2006 Unaudited

Revenues	-	200

Cost and Expenses
Cost of revenues	-	6
Research and development expenses	2,492	2,732
Less: governmental and other grants	(297)	(417)
Research and development expenses, net	2,195	2,315
Sales and marketing expenses	594	417
General and administrative expenses	605	656

Total operating expenses *	3,394	3,394

Operating loss	(3,394)	(3,194)
Financing income, net	279	106
Other income, net	8	-
Net loss	(3,107)	(3,088)
Basic and diluted net loss per ordinary share	(0.11)	(0.11)
Weighted average number of ordinary shares outstanding	28,198,634	27,902,030

* Includes stock based compensation

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COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	March 31, 2007 Unaudited	December 31, 2006 Audited

ASSETS

Current assets

Cash, cash equivalents, short term deposits and marketable securities	23,509	25,403
Trade receivables	-	10
Receivables and prepaid expenses	1,006	846
Total current assets	24,515	26,259

Long-term investments
Long term deposits and marketable securities	-	1,000
Other assets	1,463	1,418
Property and equipment, net	2,017	2,179
Total assets	27,995	30,856

LIABILITIES AND SHAREHOLDERS` EQUITY

Current liabilities

Accounts payable and accrued expenses
	2,065	2,875
Deferred revenues	75	75
Total current liabilities	2,140	2,950

Long-term liabilities
Accrued severance pay	1,563	1,483
Other long-term liabilities	60	60
Excess of losses over investment in Evogene	466	466
Total long-term liabilities	2,089	2,009

Options issued to consultants and employees by a subsidiary	183	159

Total shareholders` equity	23,583	25,738
Total liabilities and shareholders` equity	27,995	30,856

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